FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui to Acquire Additional Shares in Sims Group Limited

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 26, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director Executive Vice President Chief Financial Officer

August 26, 2008

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui to Acquire Additional Shares in Sims Group Limited

Mitsui & Co., Ltd. (“Mitsui”) announced that its wholly owned subsidiary in Sydney, Mitsui Raw Materials Development Pty. Ltd. (“MRMD”), has acquired an additional 3.2% of the issued ordinary shares of Sims Group Limited (“Sims”), headquartered in Sydney, for approximately A$198 million (approximately 18.9 billion yen) through the Australian Stock Exchange. Sims is the world largest recycling company, with metal scrap as its core business.

In June 2007, MRMD acquired 19.9% of the issued ordinary shares and subsequently acquired the further shares. Then, in March 2008, Sims acquired and merged with Metal Management Inc., the second largest US metal scrap recycling company, headquartered in Chicago, through share exchange. As a result of the merger, MRMD’s ownership in Sims was diluted to 16.0%.

After the share acquisition this time, MRMD holds a 19.2% ownership in Sims, with an accumulated investment amount of approximately A$897million (approximately 89.4 billion yen). MRMD is the largest shareholder of Sims and has nominated 2 directors to the board of directors of Sims.

Mitsui recognizes scrap recycling as an industrial solution to environmental problems and has set recycling business as one of its key strategic business activities. Mitsui expects to enhance this business through this acquisition.

Outline of Sims

Sims is the world’s leading metal recycler, with 235 sites across four continents. For more information, please visit their URL at http://www.sims-group.com.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7618

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.